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                             March 25, 2021

       Sam Kwok
       President
       Global Gold Royalty, Inc.
       304 S. Jones Blvd., Suite 513
       Las Vegas, NV 89107

                                                        Re: Global Gold
Royalty, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 17,
2021
                                                            File No. 333-251389

       Dear Mr. Kwok:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 17,
2021

       Risk Factors, page 7

   1. We partially reissue comment three. Please add a risk factor that addresses the risks associated with the
going concern expressed by your independent registered public accounting firm.
       Risks Related to Our Common Stock, page 13

   2. Your filing describes your company as a development stage company, which is a phrase commonly used in
financial statements in other industries. Item 1304(c)(1) defines your property as an
exploration stage property due to a lack of reserves. Please review and modify your filing to
comply with this guidance.
 Sam Kwok
FirstName
Global GoldLastNameSam
             Royalty, Inc. Kwok
Comapany
March      NameGlobal Gold Royalty, Inc.
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName
Property, page 23

3. We note your response to comment 6 requesting an exemption for filing a Technical
         Report Summary (TRS) for your mineral properties due to the unreasonable cost burden this would impose on your company. Please make a statement to that effect in your filing and describe to us the objectives for your study and your cost estimation processes.
         Please be advised you are still required to obtain a dated and signed TRS from a competent person or firm pursuant to 229.6011(b)(96) which identifies and summarizes the information reviewed and conclusions reached by the qualified persons about your mineral resources or mineral reserves for each material property. See
Item 1302(b) of
         Regulation S-K. In addition please note foreign mining codes are not reciprocally recognized by Item 1300 of Regulation S-K and information in which you lack access should be specified in your filing. See Item 1304(a)(2).
Location, page 25

4. We note your response to comment 7 indicating your have removed the non-english maps from your filing. However the topographic, geologic, and other maps or illustrations found on pages 26, 27, 28, 33, 34, 35, 36, and 37 do not include a fair and accurate
         English translation. Please revise.
5. We note your response to comment 8 indicating you continue to include the satellite maps found on pages 26, 27, 28, 33, 34, 35, 36, and 37. These maps do not conform to
         Item 1304(b)(1)(i) of Regulation S-K. Please revise.
6. We note in your response to comment 9, you have identified Team 402 of the Sichuan
         Bureau of Geology and Mineral Resources (SGMR) as your qualified persons or firm, whom has been responsible for all the geological work on your material properties to date. Please include a consent of your qualified person or firm as required by 1302(b)(4).
Certain Relationships and Related Transactions, page 49

7. We note your response to comment 14. Please disclose the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid and the rate or amount of interest payable.
         See Item 404(a)(5) of Regulation S-K.
Signatures, page 54

8. Please have your principal accounting officer or controller and sole director sign your next amendment, or indicate who is signing in that capacity. Refer to Instruction 1 to the
         Signatures on Form S-1.
Exhibits

9. We note your auditor's consent is filed as Exhibit 23.1. Please obtain and file an updated consent from your auditor which references your financial statements as of December 31,
 Sam Kwok
Global Gold Royalty, Inc.
March 25, 2021
Page 3
         2020 and 2019 and for the year ended December 31, 2020 and the period from August 23,
         2019 (inception) through December 31, 2019. In addition, their consent should also consent to the reference of their firm under the heading "Interest of Named Experts and
         Counsel."

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameSam Kwok                                  Sincerely,
Comapany NameGlobal Gold Royalty, Inc.
                                                            Division of
Corporation Finance
March 25, 2021 Page 3                                       Office of Real
Estate & Construction
FirstName LastName